UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐     No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced that on March 10, 2022, the Board of Directors appointed Dr. Anita Odedra as a member of the Company’s Board, effective immediately.

Attached as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., dated March 10, 2021

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd., dated March 10, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: March 11, 2022	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary